UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

O’CHARLEY’S INC.

(Name of Subject Company (Issuer))

FIDELITY NATIONAL FINANCIAL, INC. FIDELITY NATIONAL SPECIAL OPPORTUNITIES, INC. FRED MERGER SUB INC.

(Offerors)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, NO PAR VALUE

(Title of Class of Securities)

670823103

(CUSIP Number of Class of Securities)

Michael L. Gravelle Executive Vice President, General Counsel and Corporate Secretary Fidelity National Financial, Inc. 601 Riverside Avenue Jacksonville, Florida 32204 (904) 854-8100

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Michael J. Aiello, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$211,261,765.75	$24,211

(1)	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) 19,867,664 shares of common stock, no par value per share, of O’Charley’s Inc. (“O’Charley’s”) outstanding multiplied by the offer price of $9.85 per share and (ii) 1,580,231 shares of common stock, no par value per share, of O’Charley’s, which were subject to issuance pursuant to the exercise of outstanding options, multiplied by the offer price of $9.85 per share. The calculation of the filing fee is based on O’Charley’s representation of its capitalization as of February 20, 2012.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 by multiplying the transaction value by .00011460.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $24,211	Filing Party: Fidelity National Financial, Inc.
Form of Registration No.: Schedule TO	Date Filed: February 27, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 27, 2012 (the “Schedule TO”), as amended by Amendment No. 1 filed on February 28, 2012 (“Amendment No. 1”), and is filed by (i) Fred Merger Sub Inc., a Tennessee corporation (the “Purchaser”), and an indirect, wholly-owned subsidiary of Fidelity National Financial, Inc., a Delaware corporation (“Parent”), (ii) Fidelity National Special Opportunities, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent, and (iii) Parent. The Schedule TO relates to the offer by the Purchaser to purchase all of the issued and outstanding shares of common stock, no par value per share (the “Shares”), of O’Charley’s Inc., a Tennessee corporation (“O’Charley’s”), at a purchase price of $9.85 per Share (the “Offer Price”) net to the sellers in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 27, 2012 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”). The Schedule TO (including the Offer to Purchase), as amended by Amendment No. 1 and this Amendment, and the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC by O’Charley’s on February 27, 2012 contain important information about the Offer, all of which should be read carefully by O’Charley’s shareholders before any decision is made with respect to the Offer. The Offer is made pursuant to the Agreement and Plan of Merger, dated as of February 5, 2012, among Parent, Purchaser, and O’Charley’s.

Documentation relating to the Offer has been mailed to O’Charley’s shareholders and may be obtained at no charge at the website maintained by the SEC at www.sec.gov and may also be obtained at no charge by directing a request by mail to Georgeson Inc., 99 Water Street, 26th Floor, New York, New York 10038, or by calling toll-free at (866) 785-7395.

All information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated by reference in answer to Items 1 through 12 in the Schedule TO (as amended by Amendment No. 1), except those items as to which information is specifically provided herein. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

Items 1-11.

The Offer to Purchase is hereby amended by adding the following text to the end of Schedule I:

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND EMPLOYMENT HISTORY

Hazem Ouf Chief Executive Officer of ABRH

Mr. Ouf is President and Chief Executive Officer of Fidelity Newport Holdings, LLC (“FNH”) and its wholly owned subsidiary American Blue Ribbon Holdings, LLC (“ABRH”) and has held that position since March 2009. FNH and ABRH acquired the assets of VICORP Restaurants, Inc. in March, 2009, where Mr. Ouf served as Chief Restructuring Officer beginning May, 2008. Prior to that, from 2005 to 2008, Mr. Ouf served as President and Chief Executive Officer of SSI, Inc., the owner and operator of Souper Salad and Grandy’s restaurants. From 1999 to 2004, Mr. Ouf served as President and Chief Executive Officer of Constellation Concepts and was a member of the company’s Board of Directors.

The business address of Mr. Ouf is 400 W. 48th Avenue, Denver, Colorado 80216 and his telephone number is 303-296-2121. Mr. Ouf is a citizen of the United States of America.

SIGNATURE

After due inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

FIDELITY NATIONAL FINANCIAL, INC.

By:	/s/ Michael L. Gravelle
Name:	Michael L. Gravelle
Title:	Executive Vice President, General Counsel and Corporate Secretary

FIDELITY NATIONAL SPECIAL OPPORTUNITIES, INC.

By:	/s/ Michael L. Gravelle
Name:	Michael L. Gravelle
Title:	Executive Vice President, General Counsel and Corporate Secretary

FRED MERGER SUB INC.

By:	/s/ Goodloe M. Partee
Name:	Goodloe M. Partee
Title:	Secretary

Dated: March 23, 2012

Exhibit	Exhibit Name

(a)(1)(A)	Offer to Purchase dated February 27, 2012.*

(a)(1)(B)	Letter of Transmittal (including Form W-9 and General Instructions to Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(A)	Press Release issued by Fidelity National Financial, Inc. on February 6, 2012 (incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by Fidelity National Financial, Inc. on February 6, 2012).*

(a)(5)(B)	Form of Summary Advertisement as published on February 27, 2012 in The Wall Street Journal.*

(a)(5)(C)	Press Release issued by Fidelity National Financial Inc. on February 27, 2012 (announcing commencement of tender offer).*

(a)(5)(D)	Press Release issued by Fidelity National Financial Inc. on February 27, 2012 (announcing early termination of HSR waiting period).*

(b)(1)	Amendment and Restatement Agreement dated as of March 5, 2010 to the Credit Agreement among Fidelity National Financial, Inc., Bank of America, N.A., and certain agents and other lenders party thereto (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Fidelity National Financial, Inc. on March 10, 2010).*

(b)(2)	Commitment Increase Agreement, dated as of March 5, 2010, among Fidelity National Financial, Inc., Bank of America, N.A. as Administrative Agent, and the other financial institutions party thereto (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Fidelity National Financial, Inc. on March 10, 2010).*

(d)(1)	Agreement and Plan of Merger, dated as of February 5, 2012, by and among Fidelity National Financial, Inc., Fred Merger Sub Inc., and O’Charley’s Inc.*

(d)(2)	Tender and Support Agreement, dated as of February 5, 2012, by and among Fidelity National Financial, Inc., Fred Merger Sub Inc., and each of the shareholders of O’Charley’s Inc. listed on Schedule A thereto (incorporated herein by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by O’Charley’s Inc. on February 6, 2012).*

(d)(3)	Confidentiality Agreement, dated as of November 23, 2011, by and between Fidelity National Financial, Inc., American Blue Ribbon Holdings, LLC, and O’Charley’s Inc.*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.